Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

Media Relations
José Manuel Basave
contacto@axtel.com.mx

AXTEL COMPLETES ACQUISITION OF AVANTEL

●	AXTEL consolidates its position as Mexico’s second-largest, fixed-line, integrated telecommunications company;

●	On a pro-forma basis, AXTEL revenues will exceed US$1 billion;

●	On a pro-forma basis, EBITDA of approximately US$300 million.

San Pedro Garza García, Mexico, December 4, 2006 - Axtel, S.A. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”) announced today the closing of the acquisition of Avantel, consolidating AXTEL’s position as Mexico’s second-largest, fixed-line, integrated telecommunications company.

This transaction has obtained the respective approvals from Mexico’s anti-trust regulator, the Ministry of Communications and Transport, as well as from AXTEL’s shareholders. The transaction totals US$500 million including the assumption of Avantel’s existing debt.

With the closing of this transaction, AXTEL’s revenues will exceed US$1 billion.

The acquisition strengthens AXTEL position as an integrated telecommunications company providing local, long-distance, broadband, data and built-to-suit communications solutions to over 750,000 residential, small, medium and large customers, as well as multinational and government entities, throughout Mexico.

This transaction benefits AXTEL by combining AXTEL’s last-mile access technology with Avantel’s IP-based network and over 7,700 kilometers of long-haul fiber optic network and 300 kilometers of metropolitan fiber optic ring. The transaction increases AXTEL’s capabilities to provide advanced voice and data solutions such as IP-based virtual private networks (VPNs), hosting and security to medium, large, corporate and government clients. Additionally, current customers of Avantel will benefit from AXTEL’s last-mile access capabilities, broadband offerings and the ability to provide bundled value-added services at attractive prices.

Tomas Milmo Santos, Chairman and Chief Executive Officer of AXTEL stated, “By closing this transaction, AXTEL has taken an important step towards consolidating our position in the Mexican telecommunications sector. We will leverage our enlarged portfolio of technological solutions and commercial products to exceed our customer’s service expectations”.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local telephone services, national and international long distance services, data, Internet, virtual private networks, and value added services.

Visit AXTEL on the web at www.axtel.com.mx